FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement
500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 28th January 2004

Sale of shareholdings

The National Australia Bank confirms the following details of the sale of its shareholdings in St George Bank, AMP Limited and HHG Plc.

	Number of Shares	Gross proceeds (A$M)
	(millions)
St George Bank	39.50	751.3
St George Bank PRYMES	0.15	16.1
AMP Limited	42.0	189.0
HHG Plc	35.0	36.8

The gross proceeds from the sale are A$993.2 million and the net profit after tax from the sale of the shareholdings is A$322 million.

The St George PRYMES and the AMP and HHG shareholdings were sold in block trades to Merrill Lynch. The St George shares were sold in an overnight book-build which was fully underwritten by Merrill Lynch.

For further information please contact:

Brandon Phillips
Group Manager
Group Corporate Relations

03 8641 3857 work
0419 369 058 mobile

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:	28 January 2004	Title:	Associate Company Secretary